
June 25, 2024

Michael Egholm
President and Chief Executive Officer
Standard BioTools Inc.
2 Tower Place, Ste 2000
South San Francisco, CA 94080

> **Re: Standard BioTools Inc.**
> **Registration Statement on Form S-3**
> **Filed June 20, 2024**
> **File No. 333-280321**

Dear Michael Egholm:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas O'Leary at 202-551-4451 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: John T. Rudy, Esq.